Reg. No. 82-3200

iTech Capital Corp.



2002

THREE MONTH REPORT

*i*Tech Capital Corp.

2002 THREE MONTH REPORT
For the Three Months Ended March 31, 2002
(expressed in Canadian dollars)
Unaudited - Prepared by Management

Management's Discussion & Analysis of Results of Operations & Financial Condition

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's interim consolidated results of operations and financial condition. This discussion, which has been prepared as of May 17, 2002, should be read in conjunction with the Company's interim consolidated financial statements, including the notes thereto included elsewhere in this interim report and with the previously issued 2001 annual discussion and analysis and consolidated financial statements, including the notes thereto. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements.

GENERAL

iTech Capital Corp. is a business development company with five portfolio investments and a wholly owned self-sustaining operating subsidiary, Enviromation Technologies, Inc. ("Enviromation"), which designs, manufactures, installs and services environmental control systems and systems integration for municipal, industrial and commercial customers. A.E. Hatch & Associates, a division of Enviromation, is a manufacturer's representative which provides process equipment, instrumentation and related services to municipal water and wastewater facilities.

No portfolio investment has been liquidated by the Company to date. Four of the five portfolio investments are privately held and accordingly are illiquid.

Privately held Medsite, Inc. is emerging as a leader in the US pharmaceutical services and e-marketing industry and it projects that it will continue to grow revenues and be operating on a cash flow positive basis as 2002 progresses. Under the terms and conditions of a US$1.5 million participating preferred security included in the Company's total US$2.6 million investment in Medsite, the Company has a 3.5 times participation which is the highest priority of Medsite's equity securities. If all preferred holders are paid what is due pursuant to their securities, the Company would receive a total of approximately US$6.25 million. To the extent value is created in excess of that which is necessary to pay all of the preferred holders, the Company would receive a greater amount on an as-converted basis.

On March 5, 2002, the Company received 64,402 common stock in Paradyne Networks, Inc. in exchange for its stock in Elastic Networks, Inc. upon completion of a merger. Paradyne is a publicly traded (NASDAQ:PDYN) US based developer of carrier-class, high-speed network access solutions. The quoted price of Paradyne at closing March 5, 2002 was US$3.92 per share which price approximates the Company's present per share recorded amount. The recent quoted price of Paradyne's common stock (US$3.57 per share at closing May 16, 2002) reflects the current weakness in the markets for telecom network-equipment vendors.

Privately held Applied Data Systems, Inc., a US based leading developer of application ready embedded solutions, reports that it was profitable for fiscal 2001 (unaudited), and projects revenue growth of approximately 60% over the next two fiscal years.

Privately held US based HorizonLive, Inc., providing a leading platform for live teaching, learning, interaction, collaboration and community building over the internet, projects that the follow-on funding by investors on April 10, 2002 should be sufficient for it to achieve positive cash flow. As the e-learning industry is growing rapidly, there is interest from other companies within its industry to acquire or merge with HorizonLive, Inc.

The manager of the privately held Loma de Niquel, an operating laterite nickel mine in Venezuela, projects that it will begin returning cash to the shareholders in 2004.

Revenue of Enviromation for the three months ended March 31, 2002 is $1,650,900 which is 1.9 times revenue for the 2001 first quarter. Enviromation's earnings for the three months ended March 31, 2002 is $15,700 compared to a $258,600 loss before amortization of goodwill for the 2001 first quarter and a $297,900 loss for the 2001 first quarter including amortization of goodwill. The 2002 first quarter result is the third successive quarter of significantly improved results since the current chief executive joined Enviromation. Enviromation's markets are more competitive than at any time in recent history, but substantial opportunity exists due to increased funds being committed to upgrading and improving water and wastewater systems. A continuing priority of its management is cost efficiency.

iTech is actively looking to make an investment that will give it a significant ownership position in an operating company with a strong management team and significant growth opportunities. iTech has looked at a number of opportunities and is currently actively evaluating an investment that would meet this criteria.

At the April 25, 2002 annual and special meeting of the Company, its shareholders approved a reduction of the Company's stated capital by $19,907,100 to be recorded during the second quarter of 2002 with effect as of January 1, 2002. The impact of the reduction on the consolidated balance sheet will be a reduction in share capital and a corresponding reduction in deficit.

LIQUIDITY AND CAPITAL RESOURCES

MARCH 31, 2002 COMPARED TO DECEMBER 31, 2001

Cash and cash equivalents at March 31, 2002 of $4,011,300 is $244,900 less than cash and cash equivalents at December 31, 2001 of $4,256,200. In the 2002 first quarter, cash and cash equivalents in the Process Controls business segment increased $104,400 from operating activities, reduced by a net $59,800 incurred for new property, plant and equipment, for a total segment increase of $44,600. In the 2002 first quarter, cash and cash equivalents of $289,500 was used in the Portfolio Investments business segment substantially all to fund operating activities.

As at March 31, 2002, total current assets together with restricted cash equivalents exceed total liabilities, including long-term debt, by $3,831,200 compared to an excess of $4,234,300 as at December 31, 2001, a decrease of $403,100 in the 2002 three month period which is reflected in the reduction of the balance of shareholders' equity and the increase in net book value of property, plant and equipment in the period.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the 2001 annual discussion and analysis are substantially unchanged as at March 31, 2002.

Results of Operations

Three Months Ended March 31, 2002 compared to Three Months Ended March 31, 2001

Revenue

Revenue in the Portfolio Investments business segment decreased to $13,500 in the 2002 first quarter compared to $97,000 in the 2001 first quarter due to a decrease in the balance of cash, cash equivalents and restricted cash equivalents available to earn interest and a decrease in rates on which interest is earned. Revenue in the Process Controls business segment increased to $1,650,900 in the 2002 first quarter compared to $864,500 in the 2001 first quarter.

Loss Before The Following

Total expenses in the Portfolio Investments business segment decreased to $314,700 in the 2002 first quarter compared to $328,200 in the 2001 first quarter. Cost reduction measures taken by the Company in the 2002 first quarter in the areas of office rent and marketing will impact the level of expenses in the 2002 second quarter. However, these reductions will be negated in the 2002 second quarter by costs incurred in connection with proxy solicitation and related services which services were retained for the Company's annual and special meeting of its shareholders held April 25, 2002.

Total expenses in the Process Controls business segment in the 2002 first quarter of $1,635,200 is an increase of $512,100 compared to the 2001 first quarter of $1,123,100. This 1.5 increase is in relation to the 1.9 times increase in revenue in the period compared to the respective expenses and revenue for the 2001 first quarter.

Earnings before the following in the Process Controls business segment in the 2002 first quarter of $15,700 is an improvement of $274,300 compared to the $258,600 loss before amortization of goodwill in the 2001 first quarter. Earnings in the Process Controls business segment in the 2002 first quarter of $15,700 in an improvement of $313,600 compared to the $297,900 loss in the 2001 first quarter.

Foreign Exchange

The rate used in foreign currency translation in the 2002 first quarter was essentially unchanged in the period resulting in a minimal translation loss in the period. For the 2001 first quarter there was a foreign exchange gain of $337,800. During this period, the Canadian dollar, the functional currency of the Company, weakened against the US dollar by an approximate C$0.08. Substantially all cash and cash equivalents and all the restricted cash equivalents are denominated in US dollars.

Cash Flows

In the 2002 first quarter, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is $299,400 and cash provided by the Process Controls business segment is $36,300, a combined total use of cash of $263,100. The net change in non-cash and non-cash equivalent working capital items provided cash of $25,900 and $68,200 in the Portfolio Investments business segment and Process Controls business, respectively. In the 2002 first quarter, the Portfolio Investments business segment used cash of $273,500 in operating activities and the Process Controls business segment provided cash of $104,400 in operating activities, a combined total use of cash of $169,000.

In the 2001 first quarter, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is $223,900 and cash used in the Process Control business segment is $244,100, a combined total use of cash of $468,000. The net change in non-cash and non-cash equivalent working capital in the period of $336,700 is substantially all attributable to reduced level of activity in the Process Control business segment. In the 2001 first quarter, the Portfolio Investments business segment used cash of $242,300 in operating activities and the Process Controls business segment provided cash of $110,900, a combined total use of cash of $131,400.

In the 2002 first quarter, cash used in investing activities is substantially all for upgrade of property, plant and equipment in the Process Controls business segment. In the 2001 first quarter, cash used in investing activities is primarily for a follow-on investment in HorizonLive, Inc. in the Portfolio Investments business segment.

In the 2002 first quarter, there is no change in unrealized foreign exchange and cash equivalent gain or loss on cash and cash equivalents in foreign currency. In the 2001 first quarter, there is a $348,600 unrealized foreign exchange and cash equivalent gain on cash equivalent in foreign currency in the Portfolio Investments business segment.

In summary, in the 2002 first quarter, total cash and cash equivalents in the Portfolio Investments business segment decreased by $289,500 and total cash and cash equivalents in the Process Controls business segment increased by $44,600, a combined total decrease of $244,900. In summary, in the 2001 first quarter, total cash and cash equivalents in the Portfolio Investments business segment decreased by $14,500 and total cash and cash equivalents in the Process Controls business segment increased by $95,200, a combined total increase of $80,700.

QUARTERLY INFORMATION

The following table set forth selected unaudited consolidated information for the Company for each of the last eight quarters ended March 31, 2002.

	2002 1st Quarter $	2001 4th Quarter $	2001 3rd Quarter $	2001 2nd Quarter $	2001 1st Quarter $	2000 4th Quarter $	2000 3rd Quarter $	2000 2nd Quarter $
Total Revenue	1,664,351	1,636,524	1,881,359	878,634	961,500	1,199,120	874,765	986,154
Net Loss for the Period	(285,735)	(987,517)	(1,923,780)	(1,825,353)	(1,670,285)	(1,343,498)	(289,804)	(246,794)
Net Loss Per Share								
- basic	(0.01)	(0.03)	(0.06)	(0.06)	(0.06)	(0.04)	(0.01)	(0.01)
- diluted	(0.01)	(0.03)	(0.06)	(0.06)	(0.06)	(0.04)	(0.01)	(0.01)

*i*Tech Capital Corp.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in Canadian dollars)
Unaudited - Prepared by Management

	Three Months Ended March 31, 2002	2001
REVENUE		
Sales - process controls	$ 1,650,525	$ 864,505
Interest and other income	13,826	96,995
	1,664,351	961,500
EXPENSES		
Cost of sales - process controls	1,226,375	721,889
Operating - process controls	384,259	369,192
General and administration	236,597	237,984
Interest on long-term debt	18,795	26,576
Interest other	5,757	5,437
Marketing	56,677	61,487
Professional fees	21,379	28,761
	1,949,839	1,451,326
LOSS BEFORE THE FOLLOWING	285,488	489,826
Amortization of goodwill	-	39,289
Foreign exchange (gain)	247	(337,797)
Write-off of long-term investment	-	1,478,967
LOSS FOR THE PERIOD	285,735	1,670,285
DEFICIT - BEGINNING OF PERIOD	28,333,196	21,926,261
DEFICIT - END OF PERIOD	$ 28,618,931	$ 23,596,546
BASIC AND DILUTED LOSS PER SHARE	$ 0.01	$ 0.05

See accompanying notes.

iTech Capital Corp.

INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)
Unaudited - Prepared by Management

	March 31, 2002	December 31, 2001 (audited)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,011,331	$ 4,256,230
Accounts receivable	1,289,848	1,346,238
Inventories	256,950	272,257
	5,558,129	5,874,725
Restricted Cash Equivalents	763,200	826,800
Long-Term Investments	6,449,191	6,449,191
Property, Plant and Equipment	731,647	637,563
Goodwill	1,335,241	1,335,241
	$ 14,837,408	$ 15,123,520
LIABILITIES		
Current Liabilities		
Bank advance	$ 278,250	$ 315,429
Accounts payable and accrued liabilities	896,089	793,257
Deferred credits	123,696	166,956
Current portion of long-term debt	68,467	68,467
	1,366,502	1,344,109
Long-Term Debt		
8% Promissory Notes (US$480,000; December 31, 2001 - US$520,000)	763,200	826,800
Mortgage Payable (US$181,052; December 31, 2001 - US$185,183)	287,872	294,441
Notes Payable (US$88,713; December 31, 2001 - US$44,242)	141,054	70,345
	1,192,126	1,191,586
Less current portion (US$43,061; December 31, 2001 - US$43,061)	(68,467)	(68,467)
	1,123,659	1,123,119
	2,490,161	2,467,228
SHAREHOLDERS' EQUITY		
Share Capital (30,544,357 common shares)	40,917,677	40,917,677
Deficit	(28,618,931)	(28,333,196)
Translation Account	48,501	71,811
	12,347,247	12,656,292
	$ 14,837,408	$ 15,123,520

Approved by the Directors:

Director *Director*

See accompanying notes.

*i*Tech Capital Corp.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars)
Unaudited - Prepared by Management

CASH PROVIDED BY (USED IN)	Three Months Ended March 31, 2002	2001
OPERATING ACTIVITIES		
Loss for the period	$ (285,735)	$ (1,670,285)
Items not involving cash and cash equivalents		
Depreciation	18,258	15,852
Loss on disposal of vehicle	4,338	-
Write-off of long-term investment	-	1,478,967
Amortization of goodwill	-	39,289
Unrealized foreign exchange (gain)	-	(331,856)
	(263,139)	(468,033)
Net change in non-cash and non-cash equivalent working capital items	94,090	336,668
	(169,049)	(131,365)
INVESTING ACTIVITIES		
Investment in Horizon Live, Inc.	-	(120,870)
Property, Plant and Equipment	(139,990)	(2,124)
	(139,990)	(122,994)
FINANCING ACTIVITIES		
Long-term debt	80,529	-
Repaid long-term debt	(79,989)	(71,141)
Restricted cash equivalents	63,600	57,600
	64,140	(13,541)
UNREALIZED FOREIGN EXCHANGE AND CASH EQUIVALENT GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS IN FOREIGN CURRENCY	-	348,625
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(244,899)	80,725
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	4,256,230	5,589,316
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 4,011,331	$ 5,670,041
CASH AND CASH EQUIVALENTS CONSIST OF:		
Cash and deposit accounts with banks	$ 224,597	$ 242,876
Short-term commercial paper	3,786,734	5,427,165
	$ 4,011,331	$ 5,670,041

See accompanying notes.

QUARTERLY INFORMATION

The following table set forth selected unaudited consolidated information for the Company for each of the last eight quarters ended March 31, 2002.

	2002 1st Quarter $	2001 4th Quarter $	2001 3rd Quarter $	2001 2nd Quarter $	2001 1st Quarter $	2000 4th Quarter $	2000 3rd Quarter $	2000 2nd Quarter $
Total Revenue	1,664,351	1,636,524	1,881,359	878,634	961,500	1,199,120	874,765	986,154
Net Loss for the Period	(285,735)	(987,517)	(1,923,780)	(1,825,353)	(1,670,285)	(1,343,498)	(289,804)	(246,794)
Net Loss Per Share								
- basic	(0.01)	(0.03)	(0.06)	(0.06)	(0.06)	(0.04)	(0.01)	(0.01)
- diluted	(0.01)	(0.03)	(0.06)	(0.06)	(0.06)	(0.04)	(0.01)	(0.01)

*i*Tech Capital Corp.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in Canadian dollars)

Unaudited - Prepared by Management

	Three Months Ended March 31, 2002	2001
REVENUE		
Sales - process controls	$ 1,650,525	$ 864,505
Interest and other income	13,826	96,995
	1,664,351	961,500
EXPENSES		
Cost of sales - process controls	1,226,375	721,889
Operating - process controls	384,259	369,192
General and administration	236,597	237,984
Interest on long-term debt	18,795	26,576
Interest other	5,757	5,437
Marketing	56,677	61,487
Professional fees	21,379	28,761
	1,949,839	1,451,326
LOSS BEFORE THE FOLLOWING	285,488	489,826
Amortization of goodwill	-	39,289
Foreign exchange (gain)	247	(337,797)
Write-off of long-term investment	-	1,478,967
LOSS FOR THE PERIOD	285,735	1,670,285
DEFICIT - BEGINNING OF PERIOD	28,333,196	21,926,261
DEFICIT - END OF PERIOD	$ 28,618,931	$ 23,596,546
BASIC AND DILUTED LOSS PER SHARE	$ 0.01	$ 0.05

See accompanying notes.

NOTES TO 2002 THREE MONTH REPORT

For the Three Months Ended March 31, 2002
(expressed in Canadian dollars)
Unaudited - Prepared by Management

1. Basis of Preparation

These interim consolidated financial statements have been prepared based on the accounting policies and methods of their application as described in the previously issued annual consolidated financial statements for the year ended December 31, 2001, except for the accounting changes as follows:

Goodwill

Effective January 1, 2002, the Company has prospectively adopted the new accounting standard for goodwill whereby goodwill with indefinite life is no longer amortized, rather it is reviewed for impairment and on impairment loss is recognized by a change to earnings when the carrying amount exceeds fair value.

Foreign Exchange

Effective January 1, 2002, the Company has adopted the new accounting standard for the translation of monetary items with a fixed or ascertainable life extending beyond the end of the following fiscal year which has resulted in the translation of the 8% Promissory Notes being recorded at the current exchange rate instead of the historical exchange rate. This change in accounting policy has been applied retroactively with restatement. The impact of the accounting change on the consolidated balance sheet as at December 31, 2001 is an increase in the recorded amount of the 8% Promissory Notes, goodwill and restricted cash equivalents of $78,000 and a reduction in cash and cash equivalents of $78,000.

Stock Based Compensation

Effective January 1, 2002, the Company has adopted the new accounting standard for stock based compensation. The Company has a stock option plan for key persons which plan is described in note 7(c) to its 2001 annual financial statements. Adoption of the new accounting standard for stock based compensation has had no impact on the 2002 Three Month Report.

2. Long-Term Investments

Descriptions and recorded amounts of long-term investments are summarized as follows:

	March 31, 2002	December 31, 2001
(a) Medsite, Inc.: 520,466 preferred stock. Provides online solutions and pharmaceutical liaison to physicians.	$ 3,932,577	$ 3,932,577
(b) Paradyne Networks, Inc.: 64,402 common stock (December 31, 2001 – Elastic Networks, Inc.: 281,479 common stock). Effective March 5, 2002 Elastic stock was exchanged for stock of Paradyne upon completion of a merger. Develops carrier-class, high –speed network access solutions.	408,145	408,145
(c) Applied Data Systems, Inc.: 147,493 preferred stock. Designs, develops and markets "application ready" embedded systems solutions.	739,502	739,502
(d) Horizon Live, Inc.: 714,592 preferred stock, 285,408 common stock, 375,000 common stock purchase warrants and $291,375 (US$187,500) convertible promissory notes. Provides online interactive group learning and collaborative solutions..	348,967	348,967
(e) Loma de Niquel Holdings Ltd.: iTech has a 0.75% participation interest in the Loma de Niquel laterite nickel mine located in Venezuela.	1,020,000	1,020,000
	$ 6,449,191	$ 6,449,191

On April 10, 2002, iTech made a US$38,250 follow-on investment in Horizon Live, Inc. being 75,000 common stock purchase warrants and a US$37,500 convertible promissory note.

3. Segmented Information

The Company and its subsidiaries operate in the technology sector in two reportable business segments.

The Company's assets by segment are as follows:

	March 31, 2002	December 31, 2001
Portfolio investments	$ 10,395,497	$ 10,703,097
Process controls business	4,441,911	4,420,423
	$ 14,837,408	$ 15,123,520

Substantially all of the Company's above-described assets are located in the United States except for a fund of eurobonds and commercial paper managed by the Royal Bank of Canada (Caribbean) Corporation located in Barbados which fund at March 31, 2002 totalled $1,805,442 (December 31, 2001 - $1,802,046)

For the three months ended March 31, the Company's revenue and expense by reportable business segment are as follows:

	Three Months Ended March 31, 2002		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 13,456	$ 1,650,895	$ 1,664,351
Expenses	314,653	1,635,186	1,949,839
(Earnings) loss before the following	301,197	(15,709)	285,488
Foreign exchange	247	-	247
(Earnings) loss for the period	$ 301,444	$ (15,709)	$ 285,735
Expenses include depreciation of	$ 2,035	$ 16,223	$ 18,258

	Three Months Ended March 31, 2001		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 96,995	$ 864,505	$ 961,500
Expenses	328,232	1,123,094	1,451,326
Loss before the following	231,237	258,589	489,826
Amortization of goodwill	-	39,289	39,289
Foreign exchange (gain)	(337,797)	-	(337,797)
Write-off of long-term investment	1,478,967	-	1,478,967
Loss for the period	$1,372,407	$ 297,878	$ 1,670,285
Expenses include depreciation of	$ 1,380	$ 14,472	$ 15,852

*i*Tech Capital Corp.

iTech Capital Corp.

Exchange Listing:
Toronto Stock Exchange
Symbol ITE.T

Head Office:
2450 - 650 West Georgia Street
PO Box 11537
Vancouver, BC
Canada V6B 4N7

Investor Relations:
Toll Free: 1-800-626-7221
Tel: 604-682-3030
Fax: 604-683-0704
E-mail: itech@itechcapital.com
Web Site: http://www.itechcapital.com

iTech Capital Corp.

02 JUN -5 AM 11:36

May 22, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: **<u>iTech Capital Corp. - Reg. No. 82-3200</u>**

Dear Sirs:

Enclosed please find a copy of the 2002 Three Month Report.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

Enclosure

C:\Karla_c\2002 iTech\Publications\1st Q\SEC-3 Month Report.doc

#2450 - 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC V6B 4N7 CANADA
TEL: (604)682-3030 FAX: (604)683-0704 E-MAIL: itech@itechcapital.com